Filed Pursuant to Rule 433

Registration No. 333-237082

Medium-Term Notes, Series BB

$1,300,000,000 4.967% Fixed-to-Floating Rate Notes due July 22, 2033

Final Terms and Conditions

July 19, 2022

Issuer:	U.S. Bancorp

Note Type:	SEC Registered Subordinated Notes

Expected Ratings*:	A2 (Negative) (Moody’s) / A (Negative) (S&P) / A (Stable) (Fitch) / AAL (Stable) (DBRS)

Principal Amount:	$1,300,000,000

Pricing Date:	July 19, 2022

Settlement Date:	July 22, 2022 (T+3)

Maturity Date:	July 22, 2033

Reset Date:	July 22, 2032

Fixed Rate Period:	From and including the Settlement Date to, but excluding, the Reset Date.

Floating Rate Period:	From and including the Reset Date to, but excluding, the Maturity Date.

Fixed Interest Rate:	4.967% per annum payable in arrears for each semi-annual Interest Period during the fixed rate period.

Floating Interest Rate:	Floating Rate Benchmark as determined on the applicable Interest Determination Date plus the Spread per annum payable in arrears for each quarterly Interest Period during the floating rate period.

Spread:	211 basis points

Floating Rate Benchmark:	A compounded average of daily SOFR determined for each quarterly Interest Period during the floating rate period calculated in accordance with the terms and provisions set forth under “Description of Notes—Floating Rate Notes—Base Rates—SOFR” in U.S. Bancorp’s prospectus supplement dated March 11, 2020 and “Supplemental Description of the Notes—Interest Rates; Floating Rate Benchmark” in the pricing supplement to which this offering of notes relates.

Interest Determination Date:	The business day immediately preceding the applicable Interest Payment Date during the floating rate period.

Interest Periods:

With respect to the fixed rate period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Settlement Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Maturity Date or, if the notes are redeemed earlier, the redemption date).

Interest Payment Dates:

January 22 and July 22 of each year, beginning on January 22, 2023 and ending on the Reset Date, with respect to the fixed rate period.

January 22, April 22, July 22, and October 22 of each year, beginning on October 22, 2032 and ending on the Maturity Date, with respect to the floating rate period.

Day Count Convention:	30/360, with respect to the fixed rate period. Actual/360, with respect to the floating rate period.

Business Days:	New York

Business Day Convention:	Following Unadjusted Business Day Convention, with respect to the fixed rate period. Modified Following Unadjusted Business Day Convention, with respect to the floating rate period.

Optional Redemption:	The Issuer may redeem the notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after April 22, 2033 (three months prior to the Maturity Date) and prior to the Maturity Date, in each case, upon at least 10 but not more than 60 days’ prior written notice to holders of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

Benchmark Treasury:	UST 2.875% Notes due May 15, 2032

Benchmark Yield:	3.017%

Reoffer Spread:	+195 basis points

Reoffer Yield:	4.967%

Price to Public:	100.000%

Gross Spread:	0.300%

All-In Price:	99.700%

Net Proceeds to Issuer:	$1,296,100,000

CUSIP:	91159HJG6

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. Barclays Capital Inc. Goldman Sachs & Co. LLC

Co-Managers:	Blaylock Van, LLC Drexel Hamilton, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus supplement and a prospectus, registration statement No. 333-237082), filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus supplement and the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus supplement and the prospectus if you request them by contacting U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, Barclays Capital Inc. toll-free at 1-888-603-5847 or Goldman Sachs & Co. LLC toll free at 1-866-471-2526.

The issuer expects that delivery of the notes will be made against payment therefor on or about July 22, 2022, which is the third business day following the date of this final term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.